As filed with the Securities and Exchange Commission on February 19, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Press Release Dated February 18, 2003


                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                                Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes   |_|                                   No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DYNEA INTERNATIONAL OY





                                             By: /s/ Filip Frankenhaeuser
                                                 ------------------------
                                                 Name:  Filip Frankenhaeuser
                                                 Title: Chief Financial Officer


Date: February 19, 2003

Exhibits

1.1      Press Release dated February 18, 2003

1.2 Amendment dated February 11, 2003 to terms of Senior Credit Agreement dated August 8, 2000 among Dynea Chemicals Oy, certain banks, Citibank International plc and Ctibank, N.A. and Salomon Brothers International Limited (as amended from time to time).